RETURN TO TREASURY ORDER

May 13, 2005

PACIFIC CORPORATE TRUST COMPANY
625 Howe St. 10th Floor
Vancouver, BC V6C 3B8

RE: Chilco River Holdings Inc.

Dear Sirs/Mesdames:

You are hereby authorized and directed to cancel and return to the treasury of the Company, the common shares as evidenced by share certificates listed in the attached scheduled and originally issued from treasury on January 20, 2005. The balance is issued shares is zero (0).

We enclose the certificate representing the foregoing shares for cancellation. These shares are being cancelled because Mr. Thomas J. Brady has resigned as a Director and Secretary Treasurer effective May 4, 2005.

The Company shall indemnify and save harmless Pacific Corporate Trust Company and any of its assignees from and against any and all liabilities, claims damages, actions, charges, and expenses sustained or incurred in connection with the cancellation of such shares.

Yours Truly,

Chilco River Holdings Inc.

Per: /s/ Robert Krause
Robert Krause, President

Per /s/ Gavin Roy
Gavin Roy, Secretary Treasurer